First Phosphate annonce une commandite Or à THE Mining
Investment Event of the North à Québec du 4 au 6 juin 2024, ainsi que la création du premier panel sur les affaires autochtones.

Saguenay, Québec - 1er mai 2024 - First Phosphate Corp. (« First Phosphate » ou « la Société ») (CSE: PHOS) (OTC: FRSPF) (FSE: KD0) est heureuse d'annoncer sa commandite Or à THE Mining Investment Event of the North qui se tiendra du 4 au 6 juin 2024 au Centre des Congrès de Québec, Canada.

Armand Mackenzie, Vice-Président des Relations gouvernementales pour First Phosphate, est chargé d'organiser et de modérer le premier panel sur les Affaires autochtones de cette année lors de ce forum le 5 juin, 2024 à 11 :30 HNE. Ian Lafrenière, Ministre responsable des Relations avec les Premières Nations et les Inuit, Gilbert Dominique, Chef de la Première Nation Pekuakamiulnuatsh Takuhikan, John Passalacqua, PDG de First Phosphate, et Darrell Beaulieu, PDG de Denendeh Investments Inc., discuteront des meilleures pratiques de l'industrie et de l'accord de collaboration récent entre First Phosphate et la Première Nation Pekuakamiulnuatsh Takuhikan, ainsi que de son objectif de combiner les minéraux critiques, la transition énergétique, la décarbonation et le développement communautaire autochtone dans une vision globale de l'avenir.

« Nous sommes fiers de parrainer cet événement car cela correspond à nos valeurs de coopération transfrontalière mondiale dans l'industrie minière à travers le développement communautaire, la participation des étudiants, le bilinguisme et la participation autochtone », a déclaré John Passalacqua, PDG de First Phosphate. « Joanne Jobin et son équipe ont accompli un excellent travail en peu de temps pour établir ce forum comme un lieu de premier plan mettant en valeur les industries minières canadiennes dans le monde, en accordant une attention particulière à la communauté, à la durabilité et à la culture. »

« Je suis ravie d'accueillir l'équipe de First Phosphate en tant que commanditaire Or - où ils participeront également en tant que parrain Pavillon lors de notre premier gala annuel de réseautage/cocktail des sponsors et des événements Coreshack les 4 et 5 juin. J'aimerais également remercier Armand et John pour leurs contributions inestimables à notre panel sur les affaires autochtones », a souligné Joanne Jobin, PDG et fondatrice de THE Event. « THE Event invite les émetteurs, les investisseurs et les entités gouvernementales à nous rejoindre pour soutenir cette importante initiative minière canadienne au sein des conférences d'investissement industriel mondial. »

First Phosphate prévoit d'installer ses opérations à seulement deux heures de route au nord du lieu de la conférence, dans la région du Saguenay-Lac-Saint-Jean au Québec. First Phosphate croit que le phosphate de roche anorthosite ignée du Québec est une source inexploitée de phosphate de haute pureté pouvant être extrait et transformé en acide phosphorique purifié (« APP »). L'objectif de la société est de développer une vallée de batteries LFP dans la région du Saguenay-Lac-Saint-Jean au Québec, qui pourrait contribuer à satisfaire la forte demande future de matériaux actifs de cathode de batterie LFP en Amérique du Nord.

La société annonce également qu'elle a approuvé l'attribution de 140 000 unités d'actions restreintes de la société (« RSU ») à un consultant éligible de la société. Les RSUs sont acquises en 4 tranches (25% le 31 mai 2024, le 31 août 2024, le 30 novembre 2024 et le 28 février 2025). Les conditions des RSU sont conformes au plan d'incitation à base d'actions omnibus de la société, tel qu'approuvé par les actionnaires désintéressés lors de l'assemblée annuelle et extraordinaire des actionnaires de la société qui s'est tenue le 25 août 2023. Tous les titres émis sont soumis à une période de détention de quatre mois plus un jour à compter de la date d'émission.

À propos de THE Mining Investment Event of the North

THE Event est une conférence d'investissement minier mondiale de premier plan au Canada, tenue annuellement à Québec. Cet événement est réservé sur invitation uniquement. Les investisseurs et émetteurs intéressés peuvent visiter le site web https://www.themininginvestmentevent.com/register ou contacter Jennifer Choi à jchoi@irinc.ca pour obtenir des informations sur l'inscription.

L'agenda de l'événement, la brochure, les entreprises participantes, les initiatives, les intervenants et les membres des panels peuvent être consultés sur :

https://themininginvestmentevent.com

Cette conférence indépendante vise à faciliter les rencontres privées entre les sociétés minières, les investisseurs internationaux et les autorités minières gouvernementales, offrant une plateforme pour entendre les réflexions de certains des leaders d'opinion les plus influents du secteur. L'événement s'engage à promouvoir la diversité, l'égalité et la durabilité dans l'industrie minière grâce à l'éducation et à l'innovation, notamment à travers ses initiatives uniques de parrainage étudiant et SHE-Co.

À propos de First Phosphate Corp.

First Phosphate est une société de développement de minéraux entièrement dédiée à l'extraction et la purification de phosphate de pointe pour la production de matériau actif de cathode pour l'industrie des batteries au lithium-fer-phosphate (« batteries LFP »). First Phosphate s'engage à produire un matériau de haute pureté, de manière responsable et avec une faible empreinte carbone. First Phosphate prévoit s'intégrer verticalement à partir de la mine jusqu'aux chaînes d'approvisionnement des principaux producteurs de batteries LFP qui recherchent le matériau actif de cathode, de qualité « batterie », provenant d'une source d'approvisionnement constante et fiable. First Phosphate détient plus de 1 500 km carrés de claims libres de redevances et à l'échelle régionale qu'elle développe activement au Saguenay-Lac-St-Jean (Québec, Canada). Ces claims contiennent du phosphate issu de formations de roches ignées anorthosites rares qui génèrent généralement un phosphate de grande pureté, dépourvu de hautes concentrations d'éléments dommageables.

Pour plus d'informations, veuillez contacter :

Bennett Kurtz, CFO & CAO

bennett@firstphosphate.com

Tel:  +1 (416) 200-0657

Relations avec les investisseurs : investor@firstphosphate.com

Relations avec les médias : media@firstphosphate.com

Site Web : www.FirstPhosphate.com

Suivez First Phosphate sur les médias sociaux :

Twitter : https://twitter.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Informations prospectives et mises en garde

Ce communiqué de presse contient certaines déclarations et informations qui peuvent être considérées comme des « déclarations prospectives»  et des « informations prospectives»  au sens des lois sur les valeurs mobilières applicables. Dans certains cas, mais pas nécessairement dans tous les cas, les déclarations prospectives et les informations prospectives peuvent être identifiées par l'utilisation d'une terminologie prospective telle que « plans » , « objectifs » , « s'attend à »  ou « ne s'attend pas à » , « est prévu » , « une opportunité existe » , « est positionné » , « estime » , « a l'intention de » , « suppose » , « anticipe »  ou « n'anticipe pas »  ou « croit » , ou des variations de ces mots et expressions ou des déclarations que certaines actions, événements ou résultats « peuvent » , « pourraient », « seront »  ou « seront pris » , « se produiront »  ou « seront réalisés »  et d'autres expressions similaires. De plus, les déclarations contenues dans ce communiqué de presse qui ne sont pas des faits historiques sont des déclarations prospectives, y compris, entre autres, les activités d'exploration et de production planifiées de la Société, les propriétés et la composition de tout phosphate extrait, les plans de la Société pour l'intégration verticale dans les chaînes d'approvisionnement nord-américaines, et le début du processus pilote de production de matériau actif de cathode LFP.

Ces déclarations et autres informations prospectives reposent sur des hypothèses et des estimations que la Société estime appropriées et raisonnables dans les circonstances, y compris, sans s'y limiter, les attentes de résultats commerciaux à long terme de la Société compte tenu de sa courte histoire d'exploitation ; attentes concernant les recettes, les dépenses et les opérations ; la Société ayant suffisamment de fonds de roulement et la capacité de sécuriser un financement supplémentaire nécessaire pour l'exploration des intérêts miniers de la Société ; attentes concernant le potentiel de minéralisation, le mérite géologique et la faisabilité économique des projets de la Société ; attentes concernant les programmes de forage et les impacts potentiels des programmes de forage réussis sur la durée de vie de la mine et de la Société ; estimations des coûts d'exploration et de programme d'exploration ; attentes concernant les problèmes environnementaux éventuels pouvant affecter les programmes d'exploration planifiés ou futurs et l'impact potentiel de la conformité aux lois et réglementations environnementales existantes et proposées ; réception et timing des permis d'exploration et d'exploitation et autres approbations de tiers ; régulation gouvernementale des opérations d'exploration et de développement miniers ; attentes concernant les problèmes sociaux ou locaux qui peuvent affecter les programmes d'exploration et de développement planifiés ou futurs ; attentes entourant les tendances économiques mondiales et les avancées technologiques ; et le maintien de l'emploi du personnel clé par la Société.

Il ne peut être garanti que de telles déclarations se révéleront exactes et les résultats réels et les événements futurs pourraient différer sensiblement de ceux anticipés dans de telles déclarations. Les facteurs importants pouvant entraîner des résultats réels différents des attentes de la Société comprennent : une histoire d'exploitation limitée ; un risque élevé de faillite commerciale ; aucun bénéfice ou revenu significatif ; des ressources limitées ; un flux de trésorerie négatif provenant des opérations et une dépendance au financement de tiers ; l'incertitude du financement supplémentaire ; pas de dividendes ; des risques liés à d'éventuelles fluctuations de revenus et de résultats ; des risques assurés et non assurés ; des litiges ; la dépendance à la direction et au personnel clé ; les conflits d'intérêts ; l'accès aux fournitures et aux matériaux ; les dangers de l'exploration minière et la responsabilité et les dommages connexes ; les risques liés à la santé et à la sécurité ; la réglementation gouvernementale et les incertitudes juridiques ; les propriétés d'exploration et de développement de la société peuvent ne pas être couronnées de succès et sont très spéculatives de nature ; dépendance à des tiers ; la validité de certains titres de propriété minérale de la Société peut être contestée ou défectueuse ; titre autochtone et revendications foncières ; obtention et renouvellement de licences et permis ; les risques environnementaux et réglementaires peuvent affecter négativement la société ; risques liés au changement climatique ; risques liés à l'infrastructure ; les exigences en matière de restauration des terres peuvent être contraignantes ; conditions financières mondiales actuelles ; fluctuation des prix des matières premières ; dilution ; les ventes futures par des actionnaires existants pourraient faire chuter le prix des actions de la société ; fluctuation et volatilité des prix des actions en bourse ; et les risques liés aux demandes du marché. Il ne peut être garanti que toute opportunité sera couronnée de succès, commercialement viable, achevée en temps voulu ou dans les limites du budget, ou générera des revenus, des économies ou des bénéfices significatifs, selon le cas, pour la société. De plus, la société supportera des coûts pour poursuivre une opportunité particulière, qui peuvent être importants.

Ces facteurs et hypothèses ne sont pas censés représenter une liste complète des facteurs et hypothèses qui pourraient affecter la Société et, bien qu'ils devraient être considérés avec soin, ils devraient être considérés conjointement avec les facteurs de risque décrits dans les autres documents de la Société déposés auprès des autorités canadiennes en valeurs mobilières, y compris, sans s'y limiter, la section « Facteurs de risque »  du Formulaire d'information annuel de la Société daté du 29 novembre 2023, disponible sur SEDAR à www.sedarplus.ca. Bien que la Société ait tenté d'identifier les facteurs qui pourraient causer des actions, des événements ou des résultats réels différents de ceux divulgués dans l'information prospective ou l'information, il peut y avoir d'autres facteurs qui causent des actions, des événements ou des résultats qui ne sont pas tels que prévus, estimés ou prévus. La Société ne s'engage pas à mettre à jour les informations prospectives, sauf conformément aux lois sur les valeurs mobilières applicables.